Lanvin Group Holdings Limited

3701-02, Tower S2, Bund Finance Center

600 Zhongshan Rd East No.2,

Shanghai, 2000010, China

November 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman / Hugh West / Bradley Ecker / Erin Purnell

Re:	Lanvin Group Holdings Limited (the “Company”)

Registration Statement on Form F-4

Originally Filed July 11, 2022

File No. 333-266095

Dear Sirs / Madams:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-266095) be accelerated by the Securities and Exchange Commission to 03:00 p.m. Washington D.C. time on November 3, 2022 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Joseph E. Bauerschmidt, at +65 6512 6066 of DLA Piper Singapore Pte. Ltd., or if he is unavailable, Shang Hsiu Koo, at +83 138 18366202 of the Company, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

Lanvin Group Holdings Limited

By:	/s/ Yun Cheng
Name:	Yun Cheng
Title:	Sole Director and Chief Executive Officer

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